July 26, 2019

Peter Lawrence
President and Chief Operating Officer
Arqule, Inc.
One Wall Street
Burlington, Massachusetts 01803

       Re: ARQULE INC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 000-21429

Dear Mr. Lawrence:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance